


06005865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/22/06

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SEC FILE NUMBER
8- 065462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__98 Cuttermill Road, Suite 348 South__
(No. and Street)

__Great Neck, NY 11021__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Agosta   (212) 931-8944
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Price, Scott B.__
(Name – if individual, state last, first, middle name)

__417 Montgomery St., Ste.910   San Francisco, CA   94104__
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 2 4 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C.
203 SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>Vincent Agosta</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Trading LLC</u>, as of <u>December 31</u>, 20 <u>05</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

TRADING LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

CONTENTS



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Trading LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Trading LLC (A Limited Liability Company) as of December 31, 2005 and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance U. S. with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading LLC (A Limited Liability Company) as of December 31, 2005 and the results of its operations and cash flows for the year ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 – 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 14, 2006

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets	
Cash	$ 10,023
Accounts receivable	214,141
Tax refund receivable	4,601
Prepaid expenses	5,220
Total current assets	233,985
Fixed assets	
Computer equipment	126,183
Furniture, fixtures and equipment	14,183
Leasehold improvements	2,685
	143,051
Less: accumulated depreciation	(51,736)
Fixed assets, net	91,315
Other assets	
Deposits	29,275
Total long-term assets	120,590
Total assets	$ 354,575

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 82,095
Payroll and payroll taxes payable	54,115
Taxes payable	6,000
Total liabilities	142,210
Members' equity	212,365
Total liabilities and members' equity	$ 354,575

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Total revenue, net of clearing fees	$ 2,129,213
Operating expenses	
Guaranteed payments	1,415,000
Quote services	205,766
Payroll and payroll taxes	193,892
Professional services	109,972
Rent	61,466
Health and dental insurance	44,296
Legal and accounting	31,498
Depreciation	28,319
Telephone	28,288
Taxes	15,348
Meals and entertainment	14,463
Regulatory fees	9,583
Internet/website/cable services	9,558
Insurance and bonds	8,340
Travel	7,694
Lodging	7,542
Office supplies	6,493
Storage	4,064
Postage	3,188
Dues and subscriptions	2,406
Charitable contributions	1,853
Miscellaneous	1,281
Continuing education	1,022
Licenses and permits	500
Total operating expenses	2,211,832
Net loss	$ (82,619)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

4

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Vincent Agosta	Stacy Turner	Total
Beginning balance	$ 194,782	$ 115,406	$ 310,188
Withdrawals	-	(15,204)	(15,204)
Net loss	(41,310)	(41,309)	(82,619)
Ending balance	$ 153,472	$ 58,893	$ 212,365

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(82,619)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation		28,319
Change in assets and liabilities:		
(Increase)/decrease in assets:		
Accounts receivable		(2,615)
Prepaid expenses		5,910
Deposits		(23,775)
Tax refund receivable		(4,601)
Increase/(decrease) in liabilities:		
Accounts payable		57,779
Payroll and payroll taxes		54,115
Taxes payable		(10,865)
Net cash provided by operating activities		21,648
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(22,833)
Net cash used for investing activities		(22,833)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' withdrawals		(15,204)
Net cash used for financing activities		(15,204)
Net decrease in cash		(16,389)
Cash at beginning of year		26,412
Cash at end of year	$	10,023

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
$9,400 in tax payments were made during the fiscal year ending December 31, 2005.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

Trading LLC (the Company) was formed and organized as a California limited liability company on December 20, 2001. It has branch offices in San Francisco, California and Great Neck, New York. The Company's primary activity is to act as an independent agency-based equity broker. The Company routes orders from institutional customers to executing brokers, earning a commission for doing so.

On November 19, 2002 Trading LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on November 21, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements. The Company is receiving a refund for overpayment of New York city business taxes in the amount of $4,601 as of December 31, 2005.

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $68,953, which was $59,473 in excess of its required net capital of $9,480. The Company's net capital ratio was .48 to 1.

NOTE 4 - CONCENTRATIONS

During the year the Company earned commissions from MPM Capital, Crosslink Capital, EGM Capital, Endowment Capital Group and Passport Capital, LLC equal to 26%, 23%, 23%, 15% and 11% of total commissions respectively.

NOTE 5 - LEASES

In March of 2005 the Company entered into a 5-year and 1-month lease for offices in Great Neck, New York. The Company made a deposit of $23,775 and is paying a monthly base rent of $2,719. The lease provides for rent increases and annual escalations based on the tenant's proportionate share of increases in the property's operating expenses and property tax assessments. The 2005 rent expense for the lease was $30,121.

The Company also entered into a 3-year lease for office space in San Francisco, California on February 1, 2004. The Company made a deposit of $5,500 and is paying monthly rent of $2,745. The lease provides for rent increases based on the tenant's proportionate share of increases in the building's operating expenses and property tax assessments. 2005 rent expense for this lease was $31,345.

NOTE 5 – LEASES (CONTINUED)

Future minimum lease payments under both leases are as follows:

YEAR ENDED DECEMBER 31,	SAN FRANCISCO	GREAT NECK
2006	$ 32,940	$ 35,628
2007	2,745	35,628
2008	-	35,628
2009	-	35,628
2010	-	10,876

SUPPLEMENTARY INFORMATION

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS
AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Members' equity at December 31, 2005	$	212,365
Less nonallowable assets:		
A/R > 30 days outstanding		17,602
Prepaid expenses		5,220
Fixed assets, net		91,315
Other assets		29,275
Total nonallowable assets		143,412
Net capital before haircuts on securities positions		68,953
Haircuts on securities		-
Net capital	$	68,953

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	9,480
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	9,480
Excess net capital	$	59,473
Excess net capital at 1000%	$	54,732

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	142,210
Percentage of aggregate indebtedness to net capital		206.24%

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

Not applicable

TRADING LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Per original filing (unaudited)	$	127,209
Audit adjustments:		
To accrue expenses relating to 2005		(3,116)
To accrue professional fees		(12,000)
To accrue CA state LLC fees		(6,000)
To accrue 2005 bonuses		(37,625)
To adjust the accounts receivable balance		(4,116)
To record taxes receivable		4,601
Per this filing	$	68,953

TRADING LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2005

An exemption from filing the SIPC Supplemental Report is claimed
as SIPC has suspended assessments based on operating revenues.

TRADING LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL
CONTROL STRUCTURE

DECEMBER 31, 2005



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Trading LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Trading LLC (A Limited Liability Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 14, 2006